July 8, 2009

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 “F” Street, N.E.
Washington, DC  20549

Re:	Global Cooling Technologies Corp. (the “Company”) Registration Statement on Form S-1; File Nos. 333-160366

 Dear Sir or Madam:

Pursuant to Rule 473 of the Securities Act of 1933, as amended, the following delaying amendment is hereby incorporated into the Company’s Registration Statement on Form S-1 (file no. 333-160366), filed with the Securities and Exchange Commission on July 1, 2009:

“The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.”

If you have any questions or require further information, please contact the undersigned at (702) 967- 0698.

Sincerely, /s/ David Rendina David Rendina President and Chief Executive Officer